DocuSign Envelope ID: 3E837140-A75D-42DB-8E60-03EAF3139E71

I, Andrew Weinberger, certify that:

(l) the financial statements of PropertyClub, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of PropertyClub, Inc. included in this Form reflects accurately the information reported on the tax return for PropertyClub, Inc. filed for the fiscal year ended December 31, 2018.

DocuSigned by:

andrew weinberger

D930232D1FD7418...

4/30/2019

Andrew Weinberger
President and CEO, PropertyClub, Inc.

April 30, 2019

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.